

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

> **Re: SaverOne 2014 Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 26, 2024**
> **File No. 333-281034**

Dear Ori Gilboa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Emmanuel